HAYS SERIES TRUST

FIrst AMENDMENT TO THE

INVESTMENT ADVISORY AGREEMENT

THIS FIRST AMENDMENT dated as of the 31st of October, 2016, to the Investment Advisory Agreement, dated as of July 31, 2015 by and between Hays Series Trust, on behalf of the Hays Tactical Multi-Asset Fund, and Hays Capital Management, LLC (the “Advisory Agreement”), is entered into by and between HAYS SERIES TRUST, a Delaware statutory trust (the “Trust”) on behalf of the Hays Tactical Multi-Asset Fund and HAYS CAPITAL MANAGEMENT, LLC, a Tennessee limited liability company (the “Adviser”).

WHEREAS, each of the Trust and the Adviser is a party to the Advisory Agreement; and

WHEREAS, each of the Trust and the Adviser desires to amend Section 3 of the Advisory Agreement for the purposes of reducing the fee charged by the Adviser;

NOW, THEREFORE, the parties agree as follows:

1.       Section 3 of the Advisory Agreement is hereby deleted in its entirety and replaced with the following:

Compensation of the Adviser. The Fund will pay to the Adviser an investment advisory fee (the “Fee”) equal to an annualized rate of 0.75% of the average daily net assets of the Fund. The Fee shall be calculated as of the last business day of each month based upon the average daily net assets of the Fund determined in the manner described in the Fund’s Prospectus and/or Statement of Additional Information, and shall be paid to the Adviser by the Fund within five (5) days after such calculation.

3.       Except to the extent amended hereby, the Advisory Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

HAYS SERIES TRUST                          HAYS CAPITAL MANAGEMENT, LLC

By:/s/ Jeffrey Hays                                 /s/ Jeffrey Hays

Jeffrey Hays, President                          Jeffrey Hays, Manager